Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Lisa Krestynick

June 22, 2018

Re:	Profire Energy, Inc.

Registration Statement on Form S-3 (File No. 333-225508)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several Underwriters, wish to advise you that 265 copies of the prospectus dated June 15, 2018, were distributed during the period June 15, 2018 through the date hereof to prospective underwriters, institutions, dealers and others.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of the registrant for acceleration of the effective date of the above-captioned Registration Statement so that it becomes effective at 5:00 p.m. Eastern Time on June 26, 2018 or as soon thereafter as practicable.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

Acting on behalf of themselves and the several Underwriters

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets